UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Alpine Immune Sciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02083G 100

(CUSIP Number)

Steve R. Bailey

Frazier Life Sciences

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02083G 100

1.	Name of Reporting Persons. Frazier Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,829,347 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,829,347 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,829,347 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 2,829,347 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)	Based on 65,546,136 shares of Common Stock outstanding on March 7, 2024, as set forth in the Issuer’s Form 10-K filed with the SEC on March 20, 2024.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,829,347 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,829,347 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,829,347 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 2,829,347 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)	Based on 65,546,136 shares of Common Stock outstanding on March 7, 2024, as set forth in the Issuer’s Form 10-K filed with the SEC on March 20, 2024.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,829,347 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,829,347 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,829,347 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 2,829,347 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)	Based on 65,546,136 shares of Common Stock outstanding on March 7, 2024, as set forth in the Issuer’s Form 10-K filed with the SEC on March 20, 2024.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. Frazier Life Sciences Public Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,203,742 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,203,742 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,203,742 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 3,203,742 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)	Based on 65,546,136 shares of Common Stock outstanding on March 7, 2024, as set forth in the Issuer’s Form 10-K filed with the SEC on March 20, 2024.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. FHMLSP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,203,742 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,203,742 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,203,742 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 3,203,742 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)	Based on 65,546,136 shares of Common Stock outstanding on March 7, 2024, as set forth in the Issuer’s Form 10-K filed with the SEC on March 20, 2024.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. FHMLSP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,203,742 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,203,742 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,203,742 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 3,203,742 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)	Based on 65,546,136 shares of Common Stock outstanding on March 7, 2024, as set forth in the Issuer’s Form 10-K filed with the SEC on March 20, 2024.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 57,891 shares (1)
	8.	Shared Voting Power 6,033,089 shares (2)
	9.	Sole Dispositive Power 57,891 shares (1)
	10.	Shared Dispositive Power 6,033,089 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,090,980 shares (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 57,891 shares of Common Stock issuable to James N. Topper pursuant to stock options exercisable within 60 days of April 25, 2024.
(2)

Consists of (i) 2,829,347 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P., and (ii) 3,203,742 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(3)

Based on (i) 65,546,136 shares of Common Stock outstanding on March 7, 2024, as set forth in the Issuer’s Form 10-K filed with the SEC on March 20, 2024, and (ii) 57,891 shares of Common Stock issuable to James N. Topper pursuant to stock options exercisable within 60 days of April 25, 2024.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 6,033,089 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 6,033,089 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,033,089 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 2,829,347 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P., and (ii) 3,203,742 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)	Based on 65,546,136 shares of Common Stock outstanding on March 7, 2024, as set forth in the Issuer’s Form 10-K filed with the SEC on March 20, 2024.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. Albert Cha
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,203,742 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,203,742 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,203,742 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 3,203,742 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)	Based on 65,546,136 shares of Common Stock outstanding on March 7, 2024, as set forth in the Issuer’s Form 10-K filed with the SEC on March 20, 2024.

CUSIP No. 02083G 100

1.	Name of Reporting Persons. James Brush
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,203,742 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,203,742 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,203,742 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 3,203,742 shares of Common Stock held directly by Frazier Life Sciences Public Fund L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund L.P.

(2)	Based on 65,546,136 shares of Common Stock outstanding on March 7, 2024, as set forth in the Issuer’s Form 10-K filed with the SEC on March 20, 2024.

Item 1.	Security and Issuer.

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D amends the statement on Schedule 13D filed on July 31, 2017 (the “Original Schedule 13D”), as amended on January 23, 2019, July 30, 2020, September 21, 2021, February 15, 2022 and November 20, 2023 (the “Prior Amendments”, and together with the Original Schedule 13D and this Amendment No. 6, the “Schedule 13D”) with respect to the Common Stock of Alpine Immune Sciences, Inc (the “Issuer”), having its principal executive office at 188 East Blaine St., Suite 200, Seattle, WA 98102. Except as otherwise specified in Amendment No. 6, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged. All capitalized terms used in this Amendment No. 6 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

Item 2.	Identity and Background

(a)	Name:

The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

Frazier Life Sciences VIII, L.P. (“FLS-VIII”)

FHM Life Sciences VIII, L.P. (“FHM-VIII L.P.”)

FHM Life Sciences VIII, L.L.C. (“FHM-VIII LLC”)

Frazier Life Sciences Public Fund L.P. (“FLSPF”)

FHMLSP, L.P.

FHMLSP, L.L.C.

James N. Topper (“Topper”)

Patrick J. Heron (“Heron”)

Albert Cha (“Cha”)

Jamie Brush (“Brush” and together with Topper, Heron and Cha, the “Members”)

(b)	Residence or Business Address:

The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.

1001 Page Mill Rd, Building 4, Suite B,

Palo Alto, CA 94304

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

FLS-VIII and FLSPF are venture capital funds concentrating in life science fields. The sole business of FHM-VIII L.P. is to serve as general partner of FLS-VIII. The sole business of FHM-VIII LLC. is to serve as general partner of FHM-VIII L.P. The sole business of FHMLSP, L.P. is to serve as general partner of FLSPF. The sole business of FHMLSP, L.L.C. is to serve as general partner of FHMLSP, L.P. The principal business of Topper and Heron is to manage FLS-VIII, FHM-VIII L.P., FHM-VIII L.L.C., FLSPF, FHMLSP, L.P., FHMLSP, L.L.C. and a number of affiliated partnerships with similar businesses. The principal business of Cha and Brush is to manage FLSPF, FHMLSP, L.P., FHMLSP, L.L.C. and a number of affiliated partnerships with similar businesses.

(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Entities:	FLS-VIII	-	Delaware, U.S.A.
	FHM-VIII L.P.		Delaware, U.S.A.
	FHM-VIII LLC	-	Delaware, U.S.A.
	FLSPF	-	Delaware, U.S.A.
	FHMLSP, L.P.	-	Delaware, U.S.A.
	FHMLSP, L.L.C.	-	Delaware, U.S.A.

Individuals:	Topper	-	United States Citizen
	Heron	-	United States Citizen
	Cha	-	United States Citizen
	Brush	-	United States Citizen

Item 3.	Source and Amount of Funds or Other Consideration

FLS-VIII purchased from a company then known as Alpine Immune Sciences, Inc. (“Old Alpine”) in a series of private transactions 3,558,719 shares of Series A-1 Preferred Stock (“Series A-1 Stock”) and 866,741 shares of Common Stock (the “Old Alpine Common Stock”) for an aggregate purchase price of $15,483,870. Pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of April 18, 2017, by and among the Issuer, Nautilus Merger Sub, Inc. and Old Alpine (the “Merger Agreement”), at the closing of the merger provided for in the Merger Agreement (the “Merger”), each share of Old Alpine’s Common Stock and Series A-1 Stock held by FLS-VIII was automatically converted into 0.4969 shares of the Issuer’s Common Stock, which resulted in FLS-VIII holding a total of 2,199,011 shares of the Issuer’s Common Stock as of July 24, 2017.

On January 18, 2019, FLS-VIII participated in the Issuer’s private placement offering and (i) purchased 372,439 shares of the Issuer’s Common Stock and (ii) received a warrant exercisable for 145,251 shares of the Issuer’s Common Stock for an aggregate purchase price of $1,999,997.

On September 17, 2021, FLS-VIII exchanged 1,200,000 shares of the Issuer’s Common Stock for a warrant to purchase 1,200,000 shares of the Issuer’s Common Stock.

On February 11, 2022, FLS-VIII purchased 112,665 shares of the Issuer’s Common Stock for an aggregate purchase price of $799,990.

On December 11, 2023, FLS-VIII exercised the warrant for 145,251 shares of the Issuer’s Common Stock.

On April 25, 2024, FLS-VIII cashless exercised the warrant for 1,200,000 shares of the Issuer’s Common Stock, which resulted in the Issuer withholding 19 shares of Common Stock to pay the exercise price and issuing FLS-VIII the remaining 1,199,981 shares of Common Stock.

FLS-VIII holds 2,829,347 shares of the Issuer’s Common Stock (the “FLS VIII Shares”).

On September 15, 2021, FLSPF purchased 394 shares of the Issuer’s Common Stock for an aggregate purchase price of $3,704.

On September 17, 2021, FLSPF participated in the Issuer’s private placement offering (the “Offering”) pursuant to which it purchased a pre-funded warrant for 1,702,127 shares of the Issuer’s Common Stock for an aggregate purchase price of $15,999,994. FLSPF also purchased 400,000 shares of the Issuer’s Common Stock from another stockholder of the Issuer for a total purchase price of $3,760,000.

On February 11, 2022, FLSPF purchased 1,088,179 shares of the Issuer’s Common Stock for an aggregate purchase price of $7,726,724.

On April 25, 2024, FLSPF cashless exercised the warrant for 1,702,127 shares of the Issuer’s Common Stock, which resulted in the Issuer withholding 27 shares of Common Stock to pay the exercise price and issuing FLS-VIII the remaining 1,702,100 shares of Common Stock.

FLSPF holds 3,203,742 shares of the Issuer’s Common Stock (the “FLSPF Shares” and together with the FLS VIII Shares, the “Frazier Shares”).

Item 4.	Purpose of Transaction

FLS-VIII and FLSPF acquired the Frazier Shares for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, FLS-VIII, FLSPF and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above or in Item 6 below, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

FLS-VIII is the record owner of the FLS VIII Shares. As the sole general partner of FLS-VIII, FHM-VIII L.P. may be deemed to beneficially own the FLS VIII Shares. As the sole general partner of FHM-VIII, L.P., FHM-VIII LLC may be deemed to beneficially own the FLS VIII Shares. As individual members of FHM-VIII LLC, each of Topper and Heron may be deemed to beneficially own the FLS VIII Shares.

FLSPF is the record owner of the FLSPF VIII Shares. As the sole general partner of FLSPF, FHMLSP, L.P. may be deemed to beneficially own the FLSPF VIII Shares. As the sole general partner of FHMLSP, L.P., FHMLSP, L.L.C. may be deemed to beneficially own the FLSPF Shares. As individual members of FHMLSP, L.L.C., each of Topper, Heron, Cha and Brush may be deemed to beneficially own the FLSPF Shares.

Each Reporting Person disclaims beneficial ownership of all Frazier Shares other than those shares which such person owns of record, which in Topper’s case, includes 57,891 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of April 25, 2024.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by each of FLS-VIII, FHM-VIII L.P., FHM-VIII LLC, FLSPF, FHMLSP, L.P., FHMLSP, L.L.C., Heron, Cha and Brush is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 65,546,136 shares of Common Stock outstanding on March 7, 2024, as set forth in the Issuer’s Form 10-K filed with the SEC on March 20, 2024.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by Topper, is set forth on Line 13 of Topper’s cover sheet. Such percentage was calculated based on (i) 57,891 shares of Common Stock issuable to James N. Topper pursuant to stock options exercisable within 60 days of April 25, 2024, and (ii) 65,546,136 shares of Common Stock outstanding on March 7, 2024, as set forth in the Issuer’s Form 10-K filed with the SEC on March 20, 2024.

(b)	Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a):

FLS-VIII:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
4/25/2024	Common Stock Warrant Exercise	1,991,981*	Common Stock	$0.001*

*

On April 25, 2024, FLS-VIII cashless exercised a warrant for 1,200,000 shares of the Issuer’s Common Stock, which resulted in the Issuer withholding 19 shares of Common Stock to pay the exercise price and issuing FLS-VIII the remaining 1,199,891 shares of Common Stock.

FHM-VIII L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHM-VIII LLC:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FLSPF:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
4/25/2024	Common Stock Warrant Exercise	1,702,100**	Common Stock	$0.001**

**

On April 25, 2024, FLSPF cashless exercised a warrant for 1,702,127 shares of the Issuer’s Common Stock, which resulted in the Issuer withholding 27 shares of Common Stock to pay the exercise price and issuing FLSPF the remaining 1,702,100 shares of Common Stock.

FHMLSP, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLSP, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Heron:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Topper:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Cha:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Brush:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required:

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Frazier Shares beneficially owned by any of the Reporting Persons.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Tender and Support Agreement. On April 10, 2024, FLS-VIII and FLSPF entered into a Tender and Support Agreement with Vertex Pharmaceuticals Incorporated (“Vertex”) and Adams Merger Sub, Inc. (“Merger Sub”), pursuant to which FLS-VIII and FLSPF agreed to: (i) exercise the pre-funded warrants that they held; (ii) tender in the Offer (as such term is defined in that certain Agreement and Plan of Merger dated April 10, 2024, by and among Issuer, Vertex and Merger Sub, which was attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 10, 2024 (the “Merger Agreement”)) all of their shares of Common Stock pursuant to and in accordance with the terms of the Offer and (iii) vote (a) against any Company Takeover Proposal described in the Merger Agreement (other than the Merger ((as defined in the Merger Agreement)), (ii) against any change in membership of the Company Board (as defined in the Merger Agreement) that is not recommended or approved by the Company Board, and (iii) against any other proposed action, agreement or transaction involving the Company that would reasonably be expected to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer, the Merger or the other Transactions (as defined in the Merger Agreement).

The foregoing summary of the Tender and Support Agreement is not intended to be complete and is qualified in their entirety by reference to the full texts of such document, which is filed as Exhibit 99.B, and is incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.A -	Agreement regarding filing of joint Schedule 13D (incorporated by reference to Exhibit 99.A to Amendment No. 3 to Schedule 13D filed with the SEC by the Reporting Persons on September 21, 2021).

Exhibit 99.B -	Tender and Support Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 10, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2024	FRAZIER LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.P., its general partner
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: April 29, 2024	FHM LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: April 29, 2024	FHM LIFE SCIENCES VIII, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: April 29, 2024	FRAZIER LIFE SCIENCES PUBLIC FUND L.P.
By: FHMLSP, L.P., its General Partner
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: April 29, 2024	FHMLSP, L.P.
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: April 29, 2024	FHMLSP, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: April 29, 2024	By:	*
James N. Topper

Date: April 29, 2024	By:	*
Patrick J. Heron

Date: April 29, 2024	By:	**
Albert Cha

Date: April 29, 2024	By:	**
James Brush

Date: April 29, 2024	By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

*	This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.
**	This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021.